The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2022

Citigroup Global Markets Holdings Inc.	September----, 2022 Medium-Term Senior Notes, Series N Pricing Supplement No. 2022-USNCH[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-255302 and 333-255302-03

Notes Linked to the Consumer Price Index Due October 4, 2024

•	The notes do not pay any interest. Instead, the notes offer the potential for a positive return at maturity if, and only if, the annualized rate of inflation from the initial CPI level to the final CPI level exceeds the strike inflation rate, each as specified below. Unless the CPI level increases significantly from the initial CPI level to the final CPI level, the notes will not provide a positive return at maturity. The notes are designed for investors who are willing to accept the risk of receiving no return on their investment in exchange for the potential to receive a positive return at maturity on the terms described below if the annualized rate of inflation from the initial CPI level to the final CPI level exceeds the strike inflation rate.

•	The notes are senior unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	September 29, 2022
Issue date:	October 4, 2022
Maturity date:	October 4, 2024. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No interest will accrue as a result of delayed payment.
Payment at maturity:	You will receive at maturity, for each note you then hold, $1,000 plus the return amount, which will be zero or positive.
Return amount:

An amount calculated as follows:

$1,000 × leverage × [(final CPI level / initial CPI level) - (1 + strike inflation rate)^tenor]

In no event, however, will the return amount be less than zero.

The notes do not pay any interest. Unless the CPI level increases by more than the strike inflation rate from the initial CPI level to the final CPI level, you will not receive any positive return at maturity on the notes.

Leverage:	425%
CPI level:	For any month, the level of the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page). See “Determination of the Level of the Consumer Price Index” in this pricing supplement for more information.
Initial CPI level:	296.276, the CPI level for July 2022.
Final CPI level:	The CPI level for July 2024.
Strike inflation rate:	3.00%
Tenor:	2
CUSIP / ISIN:	17330RT54 / US17330RT543
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per note:	$1,000.00	$10.00	$990.00
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $960.00 and $995.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $10.00 for each note sold in this offering. J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes and, from the underwriting fee to CGMI, will receive a placement fee of up to $10.00 for each note they sell in this offering to accounts other than fiduciary accounts. CGMI and the placement agents will forgo an underwriting fee and placement fee for sales to fiduciary accounts. The total underwriting fees and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.
See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Hypothetical Examples

The table below indicates what the payment at maturity per note would be, and what the corresponding total return at maturity on the notes would be, for various hypothetical final CPI levels. Each hypothetical final CPI level indicated below corresponds to the applicable annualized inflation rate (as measured from the initial CPI level to the final CPI level) indicated below. The table below does not show all possible outcomes and is not a prediction of what the actual payment at maturity on the notes will be. The actual payment at maturity will depend on the actual final CPI level. For ease of analysis, figures below have been rounded.

Final CPI Level	Annualized Inflation Rate	Payment at Maturity per Note	Total Return at Maturity on Notes
358.494	10%	$1,633.68	63.368%
352.006	9%	$1,540.60	54.060%
345.576	8%	$1,448.38	44.838%
339.206	7%	$1,357.00	35.700%
332.896	6%	$1,266.48	26.648%
326.644	5%	$1,176.80	17.680%
320.452	4%	$1,087.98	8.798%
314.319	3%	$1,000	0.000%
308.246	2%	$1,000	0.000%
302.231	1%	$1,000	0.000%
296.276	0%	$1,000	0.000%
290.380	-1%	$1,000	0.000%
284.543	-2%	$1,000	0.000%
278.766	-3%	$1,000	0.000%
273.048	-4%	$1,000	0.000%
267.389	-5%	$1,000	0.000%

The examples below illustrate how to determine the payment at maturity on the notes, assuming the hypothetical final CPI levels indicated below. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what the actual payment at maturity on the notes will be. The actual payment at maturity will depend on the actual final CPI level.

Example 1—Upside Scenario. The final CPI level is 320.452.

Payment at maturity per note = $1,000 + the return amount

= $1,000 + [$1,000 × leverage × [(final CPI level / initial CPI level) - (1 + strike inflation rate)^tenor]]

= $1,000 + [$1,000 × 425% × [(320.452 / 296.276) - (1 + 3.00%)^2]]

= $1,087.98

In this scenario, because the CPI level has increased from the initial CPI level to the final CPI level by more than the strike inflation rate, the notes will provide a positive return at maturity.

Example 2—Par Scenario. The final CPI level is 308.246.

Payment at maturity per note = $1,000 + the return amount

= $1,000 + [$1,000 × leverage × [(final CPI level / initial CPI level) - (1 + strike inflation rate)^tenor]]

= $1,000 + [$1,000 × 425% × [(308.246 / 296.276) - (1 + 3.00%)^2]]

= $1,000 + -$87.12

= $1,000 + $0

= $1,000

Because the return amount would otherwise be negative but cannot be less than $0, it would be $0 in this scenario. As a result, even though the final CPI level is greater than the initial CPI level, it represents an annualized inflation rate that is less than the strike inflation rate, and you would be repaid the stated principal amount of the notes at maturity but would not receive any positive return on your investment.

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Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

•	Unless the CPI level rises by more than the strike inflation rate from the initial CPI level to the final CPI level, the notes will not provide a positive return at maturity. The notes do not pay any interest. Instead, the notes offer the potential for a positive return at maturity if, and only if, the annualized rate of inflation from the initial CPI level to the final CPI level exceeds the strike inflation rate. Unless the CPI level increases sufficiently from the initial CPI level to the final CPI level, the notes will not provide a positive return at maturity.

•	The notes do not pay interest. The notes are not appropriate for investors who require regular payments of interest.

•	Many factors, including United States monetary policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the notes. The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate. If the Federal Reserve employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount paid to you at maturity.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the Federal Reserve’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

•	The CPI may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the notes. Further, your payment at maturity on the notes is based on the lagging performance of the CPI measured from the initial CPI level, for the month occurring three months prior to the month in which the issue date occurs, to the final CPI level, for the month occurring three months prior to the month in which the maturity date occurs. Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by investors during the term of the notes.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

•	You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

•	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in

Citigroup Global Markets Holdings Inc.

connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

•	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the level and volatility of the CPI, interest and yield rates in the market generally, the volatility of those rates and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

•	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

•	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CPI, interest and yield rates in the market generally, as well as the volatility of those rates, the time remaining to maturity of the notes, fluctuations in the prices of various consumer goods, services and energy resources, inflation and expectations concerning inflation in the United States, a variety of economic, financial, political, regulatory or judicial events affecting the CPI, inflation in the United States, the U.S. economy or debt markets generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

•	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the CPI. You should not take our offering of the notes as an expression of our views about how the CPI will perform in the future or as a recommendation to invest in any instrument linked to the CPI, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

•	The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes. The CPI is calculated and published by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”). The BLS may change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI, which could reduce the payment at maturity on the notes and, accordingly, the value of your notes. Further, if the CPI is discontinued or substantially altered, the calculation agent may have the sole discretion to substitute a successor index that is comparable to the CPI, which may also adversely affect the payment at maturity on the notes and the value of your notes.

Citigroup Global Markets Holdings Inc.

•	You will have no rights against the publishers of the CPI. You will have no rights against the BLS, the publisher of the CPI, even though the payment at maturity on the notes will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

•	The historical performance of the CPI is not an indication of its future performance. The historical levels of the CPI, which are included in this pricing supplement, should not be taken as an indication of the future levels of the CPI during the term of the notes. Changes in the level of the CPI will affect the value of the notes, but it is impossible to predict whether the level of the CPI will rise or fall.

•	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, the initial CPI level and the final CPI level and will calculate the return amount and payment to you at maturity. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of the CPI in the event of the unavailability of the level of the CPI, may adversely affect the payment at maturity.

Citigroup Global Markets Holdings Inc.

General Information
Additional information:

The description of the notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement.

The notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
United States federal income tax considerations:

In the opinion of our counsel, Davis Polk & Wardwell LLP, the securities will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying prospectus supplement), you will be required to recognize interest income during the term of the securities at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the securities, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the securities. We are required to construct a “projected payment schedule” in respect of the securities representing a payment the amount and timing of which would produce a yield to maturity on the securities equal to the comparable yield. Assuming you hold the securities until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the securities mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the securities at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the securities prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the securities. Your adjusted tax basis will equal your purchase price for the securities, increased by interest previously included in income on the securities. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the security and as capital loss thereafter.

We have determined that the comparable yield for a security is a rate of %, compounded semi-annually, and that the projected payment schedule with respect to a security consists of a single payment of $ at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the securities.

Non-U.S. Holders. Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the securities, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the securities.

If withholding tax applies to the securities, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in

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combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Fees and selling concessions:

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $10.00 for each note sold in this offering. The amount of the underwriting fee to CGMI will be equal to the placement fee paid to the placement agents. J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes and, from the underwriting fee to CGMI, will receive a placement fee of up to $10.00 for each note they sell in this offering to accounts other than fiduciary accounts. CGMI and the placement agents will forgo an underwriting fee and placement fee for sales to fiduciary accounts.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price,” and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Global Markets Holdings Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

It is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Events of default and acceleration:

In case an event of default (as described in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the amount to be received on the maturity date, calculated using the CPI level for the third month immediately preceding the month of the date of acceleration as the final CPI level.

In case of default under the notes in the payment of any amount due under the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Citigroup Global Markets Holdings Inc.

Determination of the Level of the Consumer Price Index

The CPI refers to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index as described below. The U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, publishes CPI data monthly.

If the CPI for July 2024 is not published on Bloomberg page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the fifth business day preceding the maturity date (the “determination date”), but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with Citigroup Global Markets Holdings Inc., appears to accurately set forth the CPI as reported by the BLS.

To determine the final CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if the final CPI level used by the calculation agent on the determination date is subsequently revised by the BLS, the payment determined on such determination date will not be revised.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the level of the CPI will be determined by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen, the successor index chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment. If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the calculation agent will determine the level of the CPI by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances.

Upon any selection of a successor index by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

Citigroup Global Markets Holdings Inc.

Description of the Consumer Price Index

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS. The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We have not independently verified any information relating to the CPI.

The BLS began calculating and publishing the CPI in January 1978 and publishes CPI data every month. The CPI level for any particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

The notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The notes represent obligations of Citigroup Global Markets Holdings Inc. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

Citigroup Global Markets Holdings Inc.

Historical Information on the Consumer Price Index

The following table sets forth the published levels of the CPI as reported by the BLS for the period from January 2012 through August 2022. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical levels of the CPI should not be taken as an indication of future levels, and no assurance can be given as to the level of the CPI for any relevant month.

	Historical Levels of the CPI
Month	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
January	226.665	230.28	233.916	233.707	236.916	242.839	247.867	251.712	257.971	261.582	281.148
February	227.663	232.166	234.781	234.722	237.111	243.603	248.991	252.776	258.678	263.014	283.716
March	229.392	232.773	236.293	236.119	238.132	243.801	249.554	254.202	258.115	264.877	287.504
April	230.085	232.531	237.072	236.599	239.261	244.524	250.546	255.548	256.389	267.054	289.109
May	229.815	232.945	237.9	237.805	240.236	244.733	251.588	256.092	256.394	269.195	292.296
June	229.478	233.504	238.343	238.638	241.038	244.955	251.989	256.143	257.797	271.696	296.311
July	229.104	233.596	238.25	238.654	240.647	244.786	252.006	256.571	259.101	273.003	296.276
August	230.379	233.877	237.852	238.316	240.853	245.519	252.146	256.558	259.918	273.567	296.171
September	231.407	234.149	238.031	237.945	241.428	246.819	252.439	256.759	260.28	274.31	n/a
October	231.317	233.546	237.433	237.838	241.729	246.663	252.885	257.346	260.388	276.589	n/a
November	230.221	233.069	236.151	237.336	241.353	246.669	252.038	257.208	260.229	277.948	n/a
December	229.601	233.049	234.812	236.525	241.432	246.524	251.233	256.974	260.474	278.802	n/a

The following graph shows the published levels of the CPI as reported by the BLS for the period from January 2012 through August 2022. Past movements of the CPI are not indicative of future CPI levels. Changes in the CPI will affect the value of the notes and the payment at maturity on the notes but it is impossible to predict whether the CPI will rise or fall.

Citigroup Global Markets Holdings Inc.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our and Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

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